NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Compton
Petroleum Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on July 16, 2010, pursuant to the provisions of
Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange.

NYSE based its determination on the fact that the Common Stock had fallen below the Exchange?s continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading-day period and the Company did not cure this non-compliance within the required timeframe.

1. The Exchange's Listed Company Manual,
Section 802.01C, states, in part, that the Exchange would consider delisting a security of either a domestic or non-U.S. issuer when the average closing price of a security is less than $1.00 over a consecutive 30 trading-day period.

2. The Exchange, on June 18, 2010, determined that the Common Stock should be suspended prior to the market open on June 25, 2010, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on June 21, 2010.

3. Pursuant to the above authorization, a press release was immediately issued by the Exchange on June 18, 2010 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on June 18, 2010 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock was suspended before the opening of the trading session on June 25, 2010.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation, Inc. the determination of the Exchange to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On
June 21, 2010 the Company stated in its press release that the Board has concluded it is in the best interest of the Company and its shareholders to delist from the Exchange.